UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.  001-33802

WESTERN GOLDFIELDS INC.

(Exact name of registrant as specified in its charter)

200 Bay Street, Suite 3120
Royal Bank Plaza, South Tower
Toronto, Ontario,
Canada M5J 1J9
(416) 324-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.  Exchange Act Reporting History

A.      Western Goldfields Inc. (the “Company”) first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on June 29, 2007 as a result of the reorganization of its predecessor, an Idaho corporation of the same name (the “Predecessor”).

B.      The Company has filed or submitted all reports required under Exchange Act section 13(a) and corresponding Commission rules for the 12 months preceding the filing of this form and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

Other than to employees, as that term is defined in Form S-8 and by selling security holders in the United States in a registered non-underwritten offering, the Company’s Common Shares have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).  The Predecessor sold its common shares on January 25, 2007 in the United States in a registered offering under the Securities Act.

We have filed post-effective amendments to terminate the registration of our securities on Form S-8 (file numbers 333-138021-99 and 333-138151-99) and Form S-3 (file numbers 333-134269-99 and 333-144685).

Item 3.  Foreign Listing and Primary Trading Market

A.      The Company maintains a listing of its Common Shares on the Toronto Stock Exchange (the “TSX”) located in Toronto, Canada.  The TSX is the primary trading market for the Company’s Common Shares.

B.      The Company’s Common Shares began trading on the TSX on June 29, 2007.  The Predecessor’s common shares were initially listed on the TSX on August 28, 2006.  The Company has maintained a listing of its Common Shares on the TSX for at least the 12 months preceding the filing of this Form.

C.      During the recent 12-month period beginning May 15, 2008 and ending May 14, 2009, trading of the Common Shares on the TSX constituted 74.7% of the trading of the Company’s Common Shares in on-exchange transactions.

Item 4.  Comparative Trading Volume Data

Not Applicable

Item 5.  Alternative Record Holder Information

As of June 1, 2009 there were no holders of Common Shares resident in the United States.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.      The Company published the notice required by Rule 12h-6(h), disclosing its intent to terminate both the registration of its Common Shares under section 12(g) of the Exchange Act and its duty to file reports under section 13(a) of the Exchange Act on June 3, 2009.  A copy of the notice is attached hereto as Exhibit 99.1.

B.      The notice was disseminated in the United States by PR Newswire and CNW News Service.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The Company will not rely on Rule 12g3-2(b).  On June 1, 2009 the Company amalgamated with New Gold Inc. (“New Gold”) pursuant to a court approved plan of arrangement.  New Gold will continue to file reports with the Securities Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended.

PART III

Item 10.  Exhibits

Exhibit 99.1  Press release dated June 3, 2009.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature:

Pursuant to the requirements of the Securities Exchange Act of 1934, Western Goldfields Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Western Goldfields Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date:	June 5, 2009	WESTERN GOLDFIELDS INC.

		By:	/s/ Brian Penny
			Name:	Brian Penny
			Title:	Chief Financial Officer